

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 25, 2017

<u>Via E-Mail</u>
Charles Tralka
Secured Real Estate Income Fund II, LLC
2090 N. Kolb Road, Ste 120
Tucson, AZ 85715

> **Re:** **Secured Real Estate Income Fund II, LLC**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed May 2, 2017**
> **File No. 024-10623**

Dear Mr. Tralka:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2017 letter.

Offering Circular Cover Page

1. We note your response to comment 14 and your disclosure on page 3 that "[i]n the event of a change to the purchase price between the date of a subscription and a closing, the Company will require a purchaser to acknowledge the updated purchase price prior to closing." Please confirm, if true, that the date of a subscription will be the date that an investor signs its subscription agreement. Please also provide more disclosure regarding the process of how you will receive an investor's acknowledgement of the updated purchase price. For instance, please add disclosure regarding how you will contact potential investors, whether such investors will have a right to withdraw prior to such acknowledgement and how investors that have already submitted payment will be reimbursed in the event of an overpayment.

2. We note your disclosure on pages 6, 55 and 137 that if you do not raise $500,000 within 12 months, you will cancel the offering and release all funds from the escrow account or the subscriber's account at Folio Investments, Inc. to the investors. We also note your disclosure on page 138 which states that "[i]f we do not raise at least $500,000 by the date that is 36 months after the qualification date of this offering ("Termination Date"), we will promptly return all funds in the escrow account and an investor's funds that are in such investor's Folio account will remain in their Folio account, and we will stop offering Class A Units." Please reconcile these seemingly inconsistent statements or tell us why such a reconciliation is not required.

Management Compensation, page 14

3. We note that Loan Arrangement and Funding Fees will be considered income of your company and would be distributed equally between the holders of the Class A Units and Class B Units. Please provide additional disclosure as to how these fees will be treated when distributing income among the holders of Class A Units and Class B Units. For instance, if you have multiple sources of revenue, what portion of your net income will be split equally between the holders of Class A Units and Class B Units.

Offering Summary

Redemptions, page 26

4. We note that on page 26 your disclosure states that investors are required to provide 90 days' notice for redemptions and page 121 suggests that only 15 days' notice is required. Please reconcile these seemingly inconsistent statements.

Estimated Use of Proceeds, page 55

5. We note your disclosure on pages 51 and 55 that the price of your Class A Units will be based on your NAV as of the end of the prior fiscal quarter until such time as your Class A Units are listed on a public exchange. We also note your disclosure on page 26 that, assuming the minimum offering amount has been achieved, the price of your Class A Units will be based on NAV. Please revise your offering circular so that the price per share of your Class A Units, assuming it is based on NAV until the closing of your offering, is consistent throughout your offering circular or tell us why such revisions are not required.

Prior Performance Summary

Table IV

Operating Results of Prior Programs, page 95

6. Please revise Table IV so that it presents information on your prior programs in a manner that is consistent with Appendix II in Industry Guide 5 and Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts. For instance, please do not break out the data on your programs by year. Also, please label each of your prior programs that are presented so that a potential investor can determine which program each table relates to.

7. We note the description on page 102 regarding your methodology for calculating investor returns. Please revise your return information in a manner consistent with footnote 10 in Disclosure Guidance Topic No. 6.

Description of Our Class A Units

Distributions, page 114

8. We note your disclosure on page 24 that your members will have the option of having such member's share of your earnings (including any Preferred Return) that is payable to such member reinvested for the purpose of purchasing additional Class A Units (or fractional units) offered in the offering. We also note your disclosure on page 115 that each member has the option of having such member's share of your earnings (including any Preferred Return) that is payable to such member credited to such member's capital account. Please reconcile these seemingly inconsistent statements or tell us why such a reconciliation is not required.

Quarterly NAV Share Price Adjustments, page 120

9. Please disclose whether underwriting discounts and commission will be added to the per share price that is based on NAV. If so, please describe how investors that are not introduced by the Dealer Manager or any placement agent or participating broker dealer will be informed of their per share purchase price.

<u>Plan of Distribution</u>

<u>Investment Procedures</u>

<u>Non-Folio Procedures for Subscribing, page 140</u>

10. We note your disclosure on page 141 which suggests that North Capital Private Securities Corporation will act as escrow agent prior to the time that your minimum offering amount is met. Please explain to us how this arrangement is consistent with Exchange Act Rule 15c2-4.

　　　　You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:　　J. Martin Tate, Esq. (Via E-Mail)
　　　　Carman Lehnhof Israelsen LLP